Exhibit 3.1

AMENDMENT

TO

THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FOREST ROAD ACQUISITION CORP. II

Pursuant to Section 242 of the

Delaware General Corporation Law

Forest Road Acquisition Corp. II (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1)	The name of the Corporation is Forest Road Acquisition Corp. II. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 23, 2020 (the “Original Certificate”). A Certificate of Amendment of the Original Certificate was filed with the Secretary of State of the State of Delaware on January 25, 2021 (the “Certificate of Amendment”) to change the name of the Corporation from “Forest Road Acquisition Corp. III” to “Forest Road Acquisition Corp. II”. An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on March 9, 2021 (the “Amended and Restated Certificate of Incorporation”).

2)	This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

3)	This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4)	The text of Section 9.1(b) of Article IX is hereby amended and restated to read in full as follows:

Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes (less up to $100,000 of interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by December 12, 2023 or such earlier date as determined by the Board in its sole discretion (or, if the Office of the Delaware Division of Corporations shall not be open for a full business day (including filing of corporate documents) on such date, the next date upon which the Office of the Delaware Division of Corporations shall be open for a full business day (the “Deadline Date”)) and (iii) the redemption of shares in connection with a vote seeking to amend such provisions of this Amended and Restated Certificate as described in Section 9.7. Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders”.

IN WITNESS WHEREOF, Forest Road Acquisition Corp. II has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 3rd day of March, 2023.

FOREST ROAD ACQUISITION CORP. II

By:	/s/ Zachary Tarica
Name:	Zachary Tarica
Title:	Chief Operating Officer